Mike and Erin,

Attached is our response letter with changes pages attached to the remaining staff comments.  The response will be filed on Edgar.

Please advise if there are any further changes for the 424(b)(3) filing after the post-effective is declared effective.

<<PAC - 2nd Response to SEC Comments on POSAM 2.DOC>> <<v310278_Preferred Apartment_posam_(MarkedCPO)-Draft3.pdf>>

Peter M. Fass
Partner
Proskauer
Eleven Times Square
New York, NY 10036-8299
d 212.969.3445
f  212.969.2900
pfass@proskauer.com

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Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 30, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Michael McTiernan, Esq.

Re:	Preferred Apartment Communities, Inc. Post-Effective Amendment to Form S-11 Filed April 16, 2012 File No. 333-176604

Dear Mr. McTiernan:

On behalf of our client, Preferred Apartment Communities, Inc. (the “Company”), we are submitting this letter in response to the telephonic comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on April 27, 2012 with respect to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 16, 2012 (No. 333-176604) (the “Registration Statement”), and the Company’s response letter to the Staff’s comment letter, dated April 19, 2012, with respect thereto.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter. The Company’s responses are set forth below.

1. The Staff objected to the Company’s use of “cash available for distribution,” or “CAD,” as a distribution coverage measure in the prospectus and requested that this measure be revised or removed.

We advise the Staff that the Company will no longer use “cash available for distribution,” or “CAD,” as a distribution coverage or performance measure and all such references will be removed in the next prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

2. The Staff requested that the Company include in the prospectus a risk factor relating to Section 5 of the Securities Act.

We advise the Staff that the following risk factor will be added to the Company’s next prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act:

“If any of our public communication are held to be in violation of federal securities laws relating to public communications, we could be subject to potential liability. Investors in this offering should rely only on the statements made in this prospectus, as supplemented to date, in determining whether to purchase Units.

From time to time, we or our representatives make public statements relating to our business and its prospects. Such communications are subject to federal securities laws. If any of our public communications are held by a court to be in violation of Section 5 of the Securities Act and a claim for damages is brought against us in connection therewith by one or more of our stockholders that purchased Units on the basis of such communications before receiving a copy of this prospectus, as supplemented to date, and potentially other stockholders, we could be subject to liability in connection with the Units we sold such persons during such period. Such stockholders would have a period of 12 months following the date of any violation determined by a court to have occurred to bring a Section 5 claim. Our liability in a Section 5 claim could include statutory interest from the date of such stockholder’s purchase, in addition to possibly other damages determined by a court. In the event that any of our communications are claimed to have been made in violation of Section 5 of the Securities Act, we expect that we would vigorously contest such claim. Nevertheless, we could not give any assurance as to any court’s ultimate determination with respect to any such claim. Accordingly, there is a risk that we could be subject to potential liability with respect to any Section 5 claim brought against us, and such liability may adversely affect our operating results or financial position.”

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

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